02 DEC 13 AM 9:07

02060577

File: 082-04144

December 03, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the acquisition of the Vitanta Intravest S.A. brewery in Moldova.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 12/18

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
DECEMBER 3RD, 2002

EFES BEVERAGE GROUP RAPIDLY EXPANDS IN EUROPE

"Efes Beverage Group becomes the leader of the Moldovan beer market"

Efes Breweries International B.V., the Holland based subsidiary of the Efes Beverage Group conducting the Group's international beer operations, has obtained the necessary approvals from the Moldovan authorities to acquire the Vitanta Intravest S.A. brewery located in Chisinau, through a tender offer.

Western NIS Enterprise Fund ("WNISEF"), currently the major shareholder of Vitanta Intravest S.A. with an 86% share, has today announced its decision to sell its shares to Efes Beverage Group in a press conference held in Chisinau.

Consequently, Efes Beverage Group will include Moldova into its portfolio of high growth markets in its targeted geography from the Adriatic to China.

Vitanta Intravest, with an annual brewing capacity of 75 million litres, is the leader of the Moldovan market in the **beer**, **soft drinks** and **water** segments with %70, %55 and %29 share respectively.

The transaction values Vitanta Intravest with an enterprise value of circa 17 million USD, therefore at less than 4.0x EV/2002E EBITDA.

Moldovan beer market, with total consumption of around 40 million litres and per capita consumption of 9 litres as of 2001, is among the fastest growing markets in Europe. In 2002, Moldovan beer market is expected to grow about 45%.

Mr. Muhtar Kent, President and CEO of the Efes Beverage Group, said "the Group is rapidly expanding to become the fastest growing European brewer and entering the dynamic Moldovan market through Vitanta, the leading **beer**, **soft drinks** and **water** company, is a definite strategic advantage. Vitanta has successfully built a strong and credible brand portfolio across a wide spectrum, and we are excited about the remaining growth prospects of our new brands in Moldova."

Ms. Natalie Jaresko, President of the WNISEF stated; "WNISEF is very proud of Vitanta and all Vitanta has been able to achieve since we became shareholders. Together with Vitanta's superb management we have built a national leader in the brewery industry that has now attracted the attention of an international leader in the brewery industry. In essence, this proves that our work to create a strong brand, high quality product, efficient manufacturing and distribution operation created real value for Vitanta's shareholders and the Moldovan economy. We are confident that Efes will continue to build on Vitanta's strengths."

Efes Beverage Group is one of the largest beverage groups across a territory spanning from the Adriatic to China, currently consisting of 12 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries, including Moldova. The Group is the 11th largest European brewer by sales volume as of 2001, and is growing to become one of the strongest players in the region. Efes Beverage Group brands are enjoyed in over 35 countries worldwide and Efes Pilsen, the Group's primary brand, is one of the 10 European brands that beer consumers prefer worldwide.

The Efes Beverage Group, whilst successfully extending its brands to markets outside of Turkey, also introduces leading global brands to its existing markets. In Turkey, the Group produces the worldwide globally recognized brands like "Miller Genuine Draft" and "Beck's", and recently commenced production of one of the foremost brands in Germany, "Warsteiner Premium Verum", in the Russian Federation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent (CEO & President)
Mr. Hurşit Zorlu (Chief Financial Officer)
Mr. Orhun Köstem (Investor Relations Manager)